September 30, 2011

VIA EDGAR

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 11, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 000-16509

Dear Mr. Rosenberg:

This letter is in response to the issues raised in your letter dated September 20, 2011 regarding the above-referenced filings of Citizens, Inc. (the "Company").  In connection to our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses are in bold following the restatement of your questions, which are in italics.

Form 10-K for the Year Ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 33

1.  Please provide us proposed disclosure to be included in future periodic reports indicating the source of the ratings referred to in the tables on pages 34 and 35 with elaboration as to the meaning of each rating category.

Mr. Jim Rosenberg
September 30, 2011

{To be inserted following the last table on page 34}

Credit ratings reported for the periods indicated are assigned by a Nationally Recognized Statistical Rating Organization ("NRSRO") such as Moody’s Investors Service, Standard & Poor’s and Fitch Ratings.  A credit rating assigned by a NRSRO is a quality based rating, with AAA representing the highest quality and D the lowest, with BBB and above being considered investment grade.  In addition, the Company may also use credit ratings of the National Association of Insurance Commissioners ("NAIC") Securities Valuation Office ("SVO") as assigned, if there is no NRSRO rating.  Securities rated by the SVO are grouped in the equivalent NRSRO category as stated by the SVO and securities that are not rated by a NRSRO are included in the "other" category.

2.  With respect to municipal securities, provide us proposed disclosure to be included in future periodic reports showing the fair value and amortized cost by general obligation and special revenue bonds at December 31, 2010.  Within each of those categories, provide further break-down of each state or municipality comprising more than 10% of total municipal securities, showing the fair value and amortized cost credit rating with and without the third party guarantees.  For the special revenue bonds category, also disclose a breakdown by nature of activity supporting these securities for any activity comprising more than 10% of the municipal securities.

{ Inserted to replace the table beginning on page 35}

As noted, the Company held municipal securities with third party guarantees.  Detailed below is a presentation by NRSRO rating of our municipal holdings by funding type at December 31, 2010.

Municipals shown including third party guarantees

	General Obligation		Special Revenue		Other		Total
	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized
	Value	Cost	Value	Cost	Value	Cost	Value	Cost
	(In thousands)

AAA	$18,532	18,725	13,442	13,985	-	-	31,974	32,710
AA	13,757	14,469	28,845	29,857	-	-	42,602	44,326
A	2,522	2,486	14,636	15,747	-	-	17,158	18,233
BBB	-	-	3,803	4,176	897	1,048	4,700	5,224
BB and other	-	-	5,285	6,721	-	-	5,285	6,721
Total	$34,811	35,680	66,011	70,486	897	1,048	101,719	107,214

Mr. Jim Rosenberg
September 30, 2011

Municipals shown excluding third party guarantees

	General Obligation		Special Revenue		Other		Total
	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized
	Value	Cost	Value	Cost	Value	Cost	Value	Cost
	(In thousands)

AAA	$14,188	14,443	5,302	5,555	-	-	19,490	19,998
AA	16,382	17,018	27,281	28,311	-	-	43,663	45,329
A	3,742	3,701	22,439	23,360	-	-	26,181	27,061
BBB	499	518	5,228	6,038	897	1,048	6,624	7,604
BB and other	-	-	5,761	7,222	-	-	5,761	7,222
Total	$34,811	35,680	66,011	70,486	897	1,048	101,719	107,214

As of December 31, 2010, the Company held investments in Special Revenue bonds that had a greater than  10% exposure based upon activity as noted in the table below.

	Fair Value	Amortized Cost	% of Total Fair Value
	(in thousands)
Public improvements	$13,630	13,960	13.4%
University and college improvements	10,644	11,121	10.5%

Mr. Jim Rosenberg
September 30, 2011

The tables below represent the Company's exposure of municipal holdings in states that exceed 10% of the total municipal portfolio as of December 31, 2010.

Municipal Exposure by State

	General Obligation		Special Revenue		Other		Total
	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized
	Value	Cost	Value	Cost	Value	Cost	Value	Cost
	(In thousands)
Louisiana securities with third party guarantees

AAA	$4,345	4,283	7,197	7,442	-	-	11,542	11,725
AA	6,513	6,464	8,099	8,155	-	-	14,612	14,619
A	1,841	1,809	12,710	13,774	-	-	14,551	15,583
BBB	-	-	3,803	4,176	897	1,048	4,700	5,224
BB and other	-	-	5,286	6,722	-	-	5,286	6,722
Total	12,699	12,556	37,095	40,269	897	1,048	50,691	53,873

Louisiana securities without third party guarantees

AAA	-	-	-	-	-	-	-	-
AA	9,138	9,014	6,535	6,609	-	-	15,673	15,623
A	3,062	3,024	19,571	20,400	-	-	22,633	23,424
BBB	499	518	5,229	6,038	897	1,048	6,625	7,604
BB and other	-	-	5,760	7,222	-	-	5,760	7,222
Total	12,699	12,556	37,095	40,269	897	1,048	50,691	53,873

Texas securities with and without third party guarantees

AAA	14,188	14,443	3,782	4,045	-	-	17,970	18,488
AA	1,270	1,336	1,717	1,768	-	-	2,987	3,104
A	680	677	-	-	-	-	680	677
BBB	-	-	-	-	-	-	-	-
BB and other	-	-	-	-	-	-	-	-
Total	$16,138	16,456	5,499	5,813	-	-	21,637	22,269

The Company invests in municipal securities of issuers in the state of Louisiana and receives a credit that reduces our premium tax liability in that state.  At December 31, 2010, total holdings of municipal securities in Louisiana represented 49.8% of all municipal holdings based upon fair value.  The Company also holds 21.3% of its municipal holdings in Texas issuers.  There were no other states or individual issuer holdings that represented or exceeded 10% of the total municipal portfolio as of December 31, 2010.

Mr. Jim Rosenberg
September 30, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 8:  Commitments and Contingencies

3.  Please provide us proposed disclosure to be included in future periodic reports clarifying whether any case is being pursued individually or is probable of being pursued individually as a result of the December 9, 2009 failed recertification of the Delia Bolanos Andrade, et al. class action lawsuit.  Further, please include a statement that an estimate cannot be made as required by ASC 450-20-50-4.b, as applicable, with respect to individuals pursuing claims relating to the Delia Bolanos Andrade, et al. lawsuit and, as a result of the July 20, 2011 ruling by the Fifth Circuit, the Road Home Litigation

{Additional Disclosure for the Delia Bolanos Andrade lawsuit}

Since the December 9, 2009 failed recertification, no individual cases have been pursued by the plaintiffs or their attorneys.  The probability of the plaintiffs pursuing their cases individually is unknown.  Further, an estimate of any possible loss or range of losses cannot be made at this time in regard to individuals pursuing claims.  However, should the plaintiffs pursue their claims individually, we intend to maintain a vigorous defense in any proceedings.

{Additional Disclosure for the Road Home Litigation}

An estimate of possible loss or range of loss cannot be made at this time as a result of the July 20, 2011 Fifth Circuit ruling.

If you need any additional information, please do not hesitate to contact me.

Sincerely,

/s/ Kay Osbourn
Kay Osbourn
Executive Vice President, Chief Financial Officer,
Principal Accounting Officer and Treasurer